Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copy of the disclosure letter that PLDT Inc. (the “Company”) filed on March 26, 2025 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the press release entitled “PLDT, Smart enact biodiversity policies, institutionalize commitment to reforestation and nature-based solutions”.

March 26, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith a press release entitled “PLDT, Smart enact biodiversity policies, institutionalize commitment to reforestation and nature-based solutions.”

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P.Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,344 As of February 28, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
March 26, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other events)

We submit herewith the press release of PLDT Inc. (the “Company”) entitled “PLDT, Smart enact biodiversity policies, institutionalize commitment to reforestation and nature-based solutions.”

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

March 26, 2025

PLDT pressrelease #sustainabilityEveryday

PLDT, Smart enact biodiversity policies, institutionalize commitment to reforestation and nature-based solutions

MANILA, Philippines, March 26, 2025 - PLDT Inc. (PLDT) and its wireless unit Smart Communications, Inc. (Smart) have respectively established policies to conserve biodiversity, prevent net deforestation, and support nature-based solutions as they continue to expand presence and roll out network infrastructure across the country.

Guided by a consultation workshop with the Department of Environment and Natural Resources – Biodiversity Management Bureau and an assessment of their business impact and dependency on nature, these policies aim to enable PLDT and Smart in integrating protection measures and minimizing potential environmental damage of their business operations and value chain activities.

The Convention on Biological Diversity identifies the Philippines as one of the 18 mega- diverse countries in the world, serving as home to 75% of the planet’s biodiversity and between 70 to 80% of plant and animal species. The country, however, is also recognized as one of the top global areas for conservation due to biodiversity loss caused by climate change, overexploitation, and pollution, among others.

“As we work to connect more Filipinos through technology, we also recognize our responsibility to care for the environment. The Philippines is one of the most biodiverse countries in the world, and having strong policies in place helps ensure that we grow our business in a way that also protects our natural resources,” said PLDT and Smart Chairman and CEO Manuel V Pangilinan.

PLDT and Smart have articulated in their biodiversity policies their goals towards ‘No Net Deforestation’ and ‘No Net Loss in Natural Forest Cover’, aligning with the Philippine Biodiversity Strategy and Action Plan. These aim to ensure that every tree cut down, or every forest cover lost due to business activities is replanted, replaced, or restored through reforestation projects.

These policies define guidelines to help strengthen the group’s compliance with relevant environmental laws as they operate in or near nationally and globally protected areas across the country. In addition, the policies set out PLDT and Smart’s efforts to raise awareness on biodiversity among stakeholders, respect the rights of indigenous peoples communities, and explore use of technology to enable nature-based solutions.

Through collaborations with the government, academe, industry partners, and people’s organizations, the group has been supporting various biodiversity conservation efforts and promoting sustainable use of ecosystems such as rainforests, mangroves, seagrasses, and peatlands.

“We continue to future-proof both the business and the planet by identifying opportunities to embed sustainability in our operations. These PLDT and Smart Biodiversity Policies aim to institutionalize further responsible business practices, particularly those related to permitting for network rollouts, regulatory compliance, and operational risk management measures. We’re also anchoring on these policies to reinforce our Supplier Code of Conduct and enjoin our contractors and business partners to preserve natural resources and respect local communities as work is undertaken on our behalf,” said PLDT and Smart Chief Sustainability Officer Melissa Vergel de Dios.

PLDT and Smart follow the methodology and principles of the Taskforce on Nature-related Financial Disclosures in their approach to assess and manage biodiversity issues across their operations and value chain.

The group also aims to contribute to the United Nations Sustainable Development Goals, particularly Goal 14 on Life Below Water which aims to conserve and sustainably use oceans, seas and marine resources, as well as Goal 15 on Life on Land which advocates for the protection, restoration and promotion of the sustainable use of terrestrial ecosystems, sustainably manage forests, combat desertification, and halt and reverse land degradation and halt biodiversity loss.

[END]

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios

sustainability@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest integrated telco company.

Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

Further information can be obtained by visiting www.pldt.com.

About Smart

Smart Communications, Inc. (Smart) is a wholly owned wireless communications and digital services subsidiary of PLDT.

Smart serves 97% of the country’s population with its combined 4G LTE and 5G network as of end December 2024, providing mobile communications services, high-speed internet connectivity, and access to digital services and content to millions of Filipinos, supporting the country’s growing digital economy, and providing the best customer experience for an increasingly digital Filipino lifestyle.

For more information, visit www.smart.com.ph.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date : March 27, 2025